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                                                                    EXHIBIT 99.1


   CoolBrands International Inc. enters into Amendment to Loan Agreements with
                              JP Morgan Chase Bank

Toronto, September 2, 2005 - CoolBrands International Inc. (TSX: COB.SV.A) today announced that it has entered into an Amendment to its existing credit facilities with JP Morgan Chase Bank. The Amendment extends the maturity of the existing facilities from November 1, 2005 until January 3, 2006 and waives defaults in its financial covenants resulting from the Company's performance for the quarter ended May 31, 2005. The Amendment eliminates all of the existing financial covenants from the loan agreements through the remainder of the term.

This is an important step in the process of refinancing the Company's existing credit facilities on a long term basis. The amendment to the existing credit facilities gives the Company more time to finalize refinancing options, while allowing the Company the flexibility to continue conducting its day-to-day business activities as usual.

In connection with the Amendment, the Company has granted JP Morgan Chase Bank a security interest in its personal property assets (other than certain excluded assets relating to its operations at Americana Foods Limited Partnership), reduced its outstanding indebtedness to the bank by US$10 million to a total of US$41 million and has agreed to an increase of the interest rate by 200 basis points on all remaining outstanding balances to 450 basis points over Libor. In addition, the Amendment requires the Company to maintain US$20 million of cash balances. As of September 1, 2005 the Company's cash balance was approximately US$38 million.

For further information:

U.S. and International                  Canada
Jeremy Fielding/Jon Morgan              Robin Sears
Kekst and Company                       Navigator Ltd.
(212) 521 4800                          (416) 642-6437


About CoolBrands International:

CoolBrands International competes in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands competes in the fast-growing "Better-for-You" ice cream category with offerings such as fat free, non-dairy Whole Fruit Sorbet and Atkins Endulge controlled carbohydrate super premium ice cream. New "Better-for-You" offerings by CoolBrands include No Pudge! Branded frozen snacks and a line of "Better-for-Kids" frozen snacks sold under the Crayola, Justice League, Snapple, Care Bears and Trix Pops brands. CoolBrands also competes in the super premium ice cream category with the Dreamery Ice Cream and Godiva Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams and frozen snacks under brand names including Eskimo Pie, Chipwich, Tropicana, Welch's, Yoplait and Welch's.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates a "direct store door" (DSD) ice cream distribution system in selected markets in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.




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CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products, frozen snacks and other food products to well known national retailers, food companies and restaurant chains.

CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands' Dairy Components Division manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

CoolBrands' Franchising Division franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana Smoothies, Juices & More, Swensen's Ice Cream, I Can't Believe It's Yogurt, Yogen Fruz, Bresler's Premium Ice Cream, Golden Swirl and Ice Cream Churn, with company owned, franchised and non-traditional partnership locations around the world.

For more information about CoolBrands, visit www.coolbrandsinc.com.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.